Exhibit (d)(1)

CONFIDENTIALITY AGREEMENT

This Confidentiality Agreement (this “Agreement”), effective as of October 26, 2012 (the “Effective Date”), is by and between MakeMusic, Inc., a Minnesota corporation (“MakeMusic”), on the one hand, and LaunchEquity Partners, LLC, an Arizona limited liability company, and LaunchEquity Acquisition Partners, LLC Designated Series Education Partners, a designated series of a Delaware series limited liability company (collectively, “Recipient”), on the other hand.

WHEREAS, in connection with Recipient’s evaluation of a potential strategic transaction negotiated between MakeMusic and Recipient (a “Transaction”), Recipient desires to receive certain information from MakeMusic that is non-public, confidential, or proprietary in nature; and

WHEREAS, MakeMusic desires to disclose to Recipient non-public, confidential, or proprietary information regarding MakeMusic, subject to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, terms and conditions set forth herein, MakeMusic and Recipient agree as follows:

1.	MakeMusic and Recipient agree that, as used in this Agreement, “Confidential Information” shall refer to all information that is not generally known to the public, or that is confidential or proprietary, and is disclosed before, on or after the Effective Date by MakeMusic to Recipient or its associates or affiliates (as each is defined under Rule 12b-2 of the Securities Exchange Act of 1934, as amended), or to any employees, officers, directors, partners, members, managers, shareholders, agents, attorneys, accountants, potential financing sources, potential equity, debt or other investment partners, or advisors (collectively, “Representatives”) of Recipient or its associates or affiliates, whether disclosed orally or disclosed or accessed in written, electronic or other form or media, and whether or not marked, designated or otherwise identified as “confidential,” including, without limitation:

a)	all information concerning MakeMusic’s and its affiliates’, and their customers’, suppliers’ and other third parties’, past, present and future business affairs including, without limitation, information regarding customer identities, customer specifications or contracts, other customer information, supplier information, subcontractor information, consultant information, products, services, organizational structure and internal practices, forecasts, sales and other financial results or information, records and budgets, pricing or purchasing information, and business, marketing, development, financial, sales and other commercial strategies, plans or proposals, initiatives, techniques, programs, and methods of operation;

b)	information relating to proprietary rights and data, ideas, know-how, trade secrets (including but not limited to research, sound libraries and sample recordings), inventions, licenses, techniques, improvements, design, design concepts and documentation, drawings, algorithms, source code, object code, research, development, technology, processes, program documentation, product development, electronic data, software owned, licensed or developed by MakeMusic or its affiliates, formulae, technical information, licenses, pending patentable materials and/or designs, tests and/or test standards or manuals;

c)	information relating to employees and employee compensation and benefits;

d)	any third-party confidential information included with, or incorporated in, any information provided by MakeMusic to Recipient or its Representatives;

e)	any other information that would reasonably be considered non-public, confidential or proprietary given the nature of the information and the businesses of MakeMusic and Recipient; and

f)	all notes, analyses, compilations, reports, forecasts, studies, samples, data, statistics, summaries, interpretations and other materials (collectively, “Notes”) prepared by or for Recipient or its Representatives that contain, are based on, or otherwise reflect or are derived from, in whole or in part, any of the foregoing.

2.	Except as required by applicable federal, state or local law or regulation, the term “Confidential Information” as used in this Agreement shall not include information that:

a)	at the time of disclosure is, or thereafter becomes, generally available to and known by the public other than as a result of, directly or indirectly, any breach of the provisions of this Agreement by Recipient or any of its Representatives;

b)	at the time of disclosure is, or thereafter becomes, available to Recipient or any of its Representatives on a non-confidential basis from a third-party source, provided that such third party is not and was not known to Recipient to be prohibited from disclosing such Confidential Information to Recipient by any legal, fiduciary or contractual obligation;

c)	was known by or in the possession of Recipient or any of its Representatives, as established by reasonable documentary evidence, prior to being disclosed by or on behalf of MakeMusic pursuant to this Agreement; or

d)	was or is independently developed by Recipient or any of its Representatives, as established by reasonable documentary evidence, without reference to or use of, in whole or in part, any of MakeMusic’s Confidential Information.

3.	Recipient agrees to hold all Confidential Information in trust and confidence and to use its reasonable efforts to protect and safeguard the confidentiality of such Confidential Information. Recipient agrees that the Confidential Information shall be used only to evaluate a Transaction and shall not be used for any other purpose or disclosed to any third party except as provided herein. Notwithstanding the foregoing, in the event that Recipient or any of its Representatives is requested or required by or in connection with any law or regulation, legal, judiciary or regulatory proceeding (by oral questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or other process), governmental agency or similar authority or the rules of any recognized stock exchange, to disclose any Confidential Information or any other information prohibited from being disclosed hereunder, Recipient or its Representative, as the case may be, will: (i) provide MakeMusic with prompt notice of such requirement (to the extent legally permissible) prior to the disclosure; (ii) refrain from taking an action (to the extent legally permissible) if Recipient or its Representative, by so refraining, would not be required to disclose such Confidential Information or such other information; (iii) give MakeMusic all available information, reasonable assistance and necessary authority to enable MakeMusic to take the measures that MakeMusic, in its sole discretion and expense, may deem appropriate or necessary to protect the Confidential Information or such other information from disclosure; and (iv) if, after providing such notice to MakeMusic such that MakeMusic has had an opportunity to seek protection or another remedy, Recipient or its Representative remains subject to the requirement to disclose the Confidential Information or such other information, limit what is disclosed to the maximum extent reasonably practicable under law or regulation and use commercially reasonable efforts to obtain assurances from the applicable agency that such Confidential Information will be afforded confidential treatment.

4.	Recipient agrees that it will comply, and will take, at its sole expense, all reasonable measures to ensure that its Representatives comply, with all applicable federal, state and local data protection laws and regulations in the maintenance, disclosure and use of all Personal Information contained in any Confidential Information that is disclosed to the Recipient or its Representatives hereunder. For purposes of this Agreement, “Personal Information” means information that relates to an individual person and identifies or can be used to identify, locate or contact that individual alone or when combined with other personal or identifying information that is or can be associated with that specific individual.

5.	Recipient is permitted to share Confidential Information only with those of its Representatives who need to know such information in connection with a Transaction; provided, however, that nothing herein shall permit, without MakeMusic’s prior written consent (which shall not be unreasonably withheld), disclosure by Recipient to any other person or entity that has entered into negotiations or discussions with MakeMusic regarding a Transaction and has executed a confidentiality agreement in connection therewith. Recipient will ensure that all individuals who are given access to Confidential Information will (i) be provided a copy of this Agreement and specifically informed of the confidential nature of the Confidential Information; (ii) agree to be bound by and will conduct their investigation in accordance with this Agreement; and (iii) agree to comply with all applicable on-site access, remote access and related security rules and procedures of MakeMusic. Regardless, Recipient will be responsible for any breach of the provisions of this Agreement by any of its Representatives, and, with respect to all other persons who gain access to Confidential Information via Recipient or its Representatives, Recipient will take, at its sole expense, all reasonable measures to prevent any action or inaction that would constitute a breach of the provisions of this Agreement if committed by Recipient.

6.	Except as required by applicable federal, state or local law or regulation, or as otherwise consented to in writing by MakeMusic, the Recipient shall not, and shall take, at its sole expense, all reasonable measures to prevent its Representatives from disclosing to any person: (i) that the Confidential Information has been made available to Recipient or its Representatives; (ii) that discussions or negotiations may be, or are, underway between the Recipient and MakeMusic regarding the Confidential Information or a Transaction, including the status thereof; or (iii) any terms, conditions or other arrangements that are being discussed or negotiated in relation to the Confidential Information or a Transaction.

7.	Recipient acknowledges that none of MakeMusic or its Representatives makes any express or implied representation or warranty as to the completeness and accuracy of any Confidential Information, and Recipient agrees that no such persons shall have any liability to Recipient or any of Recipient’s Representatives relating to or arising from Recipient’s or such Representatives’ use of any Confidential Information or for any errors therein or omissions therefrom. Recipient also agrees that Recipient is not entitled to rely on the completeness or accuracy of any Confidential Information and that Recipient shall be entitled to rely solely on such representations and warranties as may be made by MakeMusic to Recipient in any definitive agreement relating to a Transaction, subject to the terms and conditions of such agreement. For purposes of this Agreement, a “definitive agreement” does not include an executed letter of intent or any other preliminary written agreement, nor does it include any written or oral acceptance of an offer or bid.

8.	MakeMusic hereby retains its entire right, title and interest, including all intellectual property rights, in and to all Confidential Information. Any disclosure of such Confidential Information hereunder shall not be construed as an assignment, grant, option, license or other transfer of any such right, title or interest.

9.	Upon written demand by MakeMusic at any time, all Confidential Information, including all Notes and any copies or photographs thereof, whether in hard copy or electronic format, shall be destroyed or returned (at Recipient’s sole discretion) to MakeMusic. Provided, however, that one copy may be retained for legal files for compliance and regulatory purposes and electronic archives and backups made in the ordinary course of business need not be purged. Upon written request, destruction of materials containing Confidential Information shall be certified by an officer of Recipient.

10.	No failure or delay by MakeMusic in exercising any right, power or privilege hereunder shall operate as a waiver hereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder. Recipient agrees that money damages are likely to be an insufficient remedy for any breach of this Agreement by Recipient or its Representatives, and that in addition to all other remedies MakeMusic shall be entitled to seek specific performance and injunctive or other equitable relief as a remedy for any such breach. Recipient further agrees to waive, and to use its reasonable efforts to cause its Representatives to waive, any requirement for the securing or posting of any bond in connection with such remedy.

11.	Recipient agrees to promptly notify MakeMusic of any unauthorized disclosure of Confidential Information or other breaches of this Agreement by Recipient or its Representatives of which Recipient or its Representatives have knowledge and to reasonably cooperate with MakeMusic in any efforts undertaken by MakeMusic to enforce its rights related to such unauthorized disclosure.

12.	No party to this Agreement shall be under any obligation to enter into any further agreements with the other party or its Representatives as a result of this Agreement. MakeMusic and its Representatives shall be free at all times to conduct their business, operations and affairs in their sole discretion and to enter into any agreements with any other party, including with the respect to a Transaction. Any such activities by MakeMusic or its Representatives shall not be a breach of this Agreement.

13.	Without the written consent of MakeMusic, Recipient and its affiliates and associates shall not, for a period of two years from the Effective Date, solicit for employment any persons who are employees of MakeMusic or any of its affiliates as of the date of this Agreement through the time this Agreement expires. Nothing contained herein shall preclude the hiring of any such employee who: (i) Recipient or its affiliates or associates was in discussions with regarding possible employment prior to the signing of this Agreement; (ii) responds to a general solicitation of employment through an advertisement not targeted specifically at MakeMusic or its employees; (iii) is referred to Recipient or its affiliates or associates by search firms, employment agencies, or other similar entities, provided that such entities have not been specifically instructed by Recipient to solicit the employees of MakeMusic; or (iv) are hired by Recipient or its affiliates upon closing of a Transaction between Recipient and MakeMusic.

14.	In consideration of the Confidential Information being furnished to Recipient, Recipient hereby agrees, in addition to and not in lieu of the standstill obligations in the Amended and Restated Agreement between MakeMusic and Recipient dated August 23, 2011 (the “2011 Agreement”), which shall be deemed incorporated into this Agreement and shall continue, for the duration of the standstill obligations in the 2011 Agreement, to apply in the context of this Agreement as if set forth herein, that, for a period of three months following the Effective Date (the “Standstill Period”), neither Recipient nor Recipient’s directors, officers, employees or subsidiaries, nor any “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of which Recipient or any of its directors, officers, employees or subsidiaries is a party, will, directly or indirectly, without the prior written consent or request of the Board of Directors of MakeMusic or an authorized Special Committee of such Board, (i) propose or offer to enter into or facilitate any merger, material asset purchase, business combination, recapitalization, restructuring or other extraordinary transaction involving MakeMusic other than through the current sale process being conducted by MakeMusic, or (ii) disclose any intention, plan or arrangement prohibited by, or inconsistent with, the foregoing.

Recipient further agrees that during the Standstill Period, neither it nor any of its Representatives will, directly or indirectly, without the prior written consent of the Board of Directors of MakeMusic or an authorized Special Committee of such Board, make any request directly or indirectly, to amend or waive any provision of this Section 14 (including this sentence). Notwithstanding the foregoing, the preceding restrictions of this section shall terminate in the event that another person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) (a) shall have entered into a definitive agreement with MakeMusic to acquire a controlling interest in MakeMusic or all or substantially all of its assets or (b) has launched or publicly stated its intention to launch a tender or exchange offer for a majority of MakeMusic’s capital stock and MakeMusic files a Schedule 14D-9 with respect to such offer that recommends acceptance of such tender or exchange offer.

15.	Recipient hereby acknowledges that it is aware, and that it will advise its Representatives who receive any Confidential Information, that the United States securities laws prohibit any person who has received from an issuer material, nonpublic information from purchasing or selling securities of such issuer (and options, warrants and rights relating thereto) or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

16.	Each party to this Agreement (the “Indemnifying Party”) agrees to defend, indemnify and hold harmless the other party, its affiliates and their respective Representatives, successors and permitted assigns from and against all losses, damages, liabilities, deficiencies, actions, judgments, interests, awards, penalties, fines, costs or expenses of whatever kind, including reasonable attorneys’ fees, in connection with any third party claim, suit, action or proceeding arising out of or resulting from a material breach of this Agreement by the Indemnifying Party or any of its Representatives only to the extent a court of competent jurisdiction determines in a final non-appealable order that such a material breach has occurred.

17.	This Agreement shall be governed by the laws of the State of Minnesota. MakeMusic reserves the right to assign all of its rights under this Agreement to any of its affiliates or to a successor in interest to the business of MakeMusic, including the right to enforce this Agreement. Recipient hereby consents to any such assignment. Recipient shall not assign any of its rights or delegate any of its obligations hereunder without MakeMusic’s prior written consent. Any purported assignment or delegation by Recipient shall be null and void.

18.	The term of this Agreement shall commence on the Effective Date and shall expire two years from the Effective Date, except as otherwise expressly set forth herein. In addition, Recipient agrees to promptly inform MakeMusic if Recipient determines not to proceed with a Transaction. Notwithstanding anything to the contrary herein, with respect to the trade secrets of MakeMusic, each party’s rights and obligations under this Agreement shall survive for as long as such Confidential Information qualifies as a trade secret under applicable federal, state or local law, and with respect to Personal Information disclosed by MakeMusic, each party’s rights and obligations under this Agreement shall survive for the period of time required under applicable federal state and/or local law.

19.	All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (i) when delivered and received by hand; (ii) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (iii) on the date sent by facsimile or electronic transmission if sent during normal business hours of the recipient of the communication; or (d) on the third calendar day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the addresses set forth on the signature page hereto (or such other addresses as designated from time to time in accordance with this section).

20.	This Agreement contains the entire agreement between MakeMusic and Recipient concerning the subject matter hereof, and no provision of this Agreement may be waived, amended or modified, in whole or in part, nor any consent given, unless approved in writing by a duly authorized Representative of each of MakeMusic and Recipient, which writing specifically refers to this Agreement and the provision so amended or modified or for which such waiver or consent is given.

In the event that any provision of this Agreement is deemed invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this Agreement will not in any way be affected or impaired thereby.

21.	If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

22.	This Agreement may be executed in one or more counterparts (including by means of facsimile or electronically transmitted portable document format (PDF) signature pages), each of which shall be deemed to be an original, but all of which together shall constitute and be one and the same instrument.

Upon execution hereof by both MakeMusic and Recipient, this Agreement shall become a binding agreement between MakeMusic and Recipient.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement to be effective as of the Effective Date.

LAUNCHEQUITY PARTNERS, LLC and
MAKEMUSIC, INC.		LAUNCHEQUITY ACQUISITION PARTNERS, LLC DESIGNATED SERIES EDUCATION PARTNERS
By:	/s/ Karen L. VanDerBosch	By:	/s/ Andrew C. Stephens
Name:	Karen L. VanDerBosch	Name:	Andrew C. Stephens
Title:	Chief Operating Officer/Chief Financial Officer	Title:	Managing Member
Date:	October 29, 2012	Date:	October 26, 2012
Address:	7615 Golden Triangle Drive, Suite M	Address:	4230 N. Oakland Avenue #317
	Eden Prairie, Minnesota 55344		Shorewood, Wisconsin 53211
Telephone:	952-937-9611	Telephone:	414-390-6100
Fax:	952-937-9760	Fax:	414-390-6127

[Signature Page to LaunchEquity Confidentiality Agreement]